12011242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 21 2012

Washington, DC
123

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management of the Carolinas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 South Boulevard, Suite 230
(No. and Street)

Charlotte, NC 28203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca Douglass 704-332-3131, ext. 234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rebecca G. Douglass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management of the Carolinas, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rebecca G. Douglass
Signature

State of North Carolina

Vice President/Partner
Title

County of Mecklenburg

Teri H. Emory
Notary Public

My Commission Expires: 8-25-15

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

December 31, 2011

Financial Statements

GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2011 and
Independent Auditors' Report

TABLE OF CONTENTS

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Capital Management of the Carolinas, LLC:

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC as of December 31, 2011 and the related statement of income, of changes in members' equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10 through 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with generally accepted auditing standards in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Greer + Walker, LLP
February 1, 2012

TRUSTED BUSINESS ADVISORS

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	221,211
Accounts receivable:		
Broker-dealer 12b(1) fees		187,741
Consulting fees		8,500
Prepaid expenses		30,124
Total current assets		447,576
PROPERTY:		
Office furniture and equipment		142,348
Leasehold improvements		46,944
Total		189,292
Less accumulated depreciation and amortization		142,337
Property, net		46,955
DEPOSITS		3,729
TOTAL ASSETS	$	498,260
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and other accrued liabilities	$	27,380
MEMBERS' EQUITY		470,880
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	498,260

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Broker-dealer 12b(1) fees	$	2,163,915
Consulting fees		50,127
Interest		876
Total		2,214,918
EXPENSES:		
Salaries		1,340,673
Insurance		111,498
Retirement plan contributions		82,815
Office rent		48,462
Travel and entertainment		41,470
Legal and professional fees		38,068
Conferences and seminars		36,125
Payroll taxes		32,682
Office supplies and expense		24,918
Technology fees		19,269
Telephone		16,788
Dues and subscriptions		10,837
Depreciation and amortization		9,740
Regulatory fees		6,489
Regional and state advisory committee expenses		6,042
Marketing		2,989
Licenses and permits		2,501
Contributions		185
Other		6,765
Total		1,838,316
NET INCOME	$	376,602

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

MEMBERS' EQUITY, DECEMBER 31, 2010	$	514,278
DISTRIBUTIONS TO MEMBERS		(420,000)
NET INCOME		376,602
MEMBERS' EQUITY, DECEMBER 31, 2011	$	470,880

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011

SUBORDINATED LIABILITIES, DECEMBER 31, 2010	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2011	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2011	$ -

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	376,602
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		9,740
Changes in operating assets and liabilities:		
Accounts receivable		11,526
Other assets		11,273
Accounts payable and other accrued liabilities		24,302
Net cash provided by operating activities		433,443
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(420,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,443
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		207,768
CASH AND CASH EQUIVALENTS, END OF YEAR	$	221,211

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2011, the Company had cash equivalents of $105,714 that were uninsured.

Accounts Receivable - The Company extends credit to Fidelity Distributors Corporation for monthly 12b(1) distribution fees earned under its service agreements, and to Sterling Capital Management for consulting fees. As of December 31, 2011, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debts has been provided for in the accompanying financial statements. As of December 31, 2011, receivables from one customer represents 96% of total receivables.

Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2011, the tax years ended December 31, 2008 through 2011 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2011.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 1, 2012, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $191,717 which was $186,717 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .14 to 1.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management. During the year ended December 31, 2011, contributions in the amount of $82,815 were made to the members' profit sharing accounts as a self correction resulting from a routine IRS review in February 2011. The review discovered an underpayment to the members' profit sharing accounts over an nine year period.

4. LEASE COMMITMENTS

The Company leases office space under two operating leases with terms that expire in April 2012 and September 2012, respectively. Rent expense under both office leases for the year ended December 31, 2011 totaled $48,462.

The Company also leases office equipment with lease terms expiring at various dates through September 2012. Rent expense under all equipment leases totaled $8,927 for the year ended December 31, 2011. As of December 31, 2011, aggregate future minimum lease payments are $24,567, due in 2012.

5. MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, the terms under which equity interests of the Company can be sold or transferred. Under terms of the agreement, a member must receive written consent from 75% of the percentage interest then held by the members to dispose of any interest in the Company. The agreement also provides that a member intending to dispose of an interest in the Company must first offer the interest to the Company and then to other members at a price determined in accordance with the agreement. In addition, the Company is required to purchase the interest of a member upon death or retirement of the member. As of December 31, 2011, the Company's liability for redemptions related to the death of any of its members would be funded from the proceeds of term life insurance policies.

6. CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with Fidelity Distributors Corporation with respect to the North Carolina Capital Management Trust (the "Trust") cash and term portfolios. During 2011, the two service agreements accounted for approximately 98% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2012. Management of the Company expects that the agreements will be renewed. Recertification of the Trust is normally conducted every five years by the North Carolina Local Government Commission. In 2011, the Local Government Commission extended the recertification of the Trust for a five-year period into 2016, when a five-year recertification will again be considered.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2011 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

✓(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X Rebecca Douglass/VP-Partner 1/3/12
Authorized Signature/Title Date

SIPC-3 2012

8-

8-053149 FINRA DEC 5/11/2001
CAPITAL MAN OF THE CAROLINAS LLC
1520 SOUTH BLVD STE 230
CHARLOTTE, NC 28203

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

JAN 3 '12 AM 9:47

Form SIPC-3 FY 2012

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2012</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

✓(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

returned via U.S. Mail on 1/3/12 RD

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2011

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2011 UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2011 (Unaudited)	$	191,717
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2011 (Audited)	$	191,717

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CAPITAL MANAGEMENT OF THE CAROLINAS, LLC	as of	12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 470,880	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			470,880	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 470,880	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 277,049	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(277,049)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 193,831	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration	2,114	3650		
E. Other (List)		3736	(2,114)	3740
10. Net Capital			$ 191,717	3750

OMIT PENNIES

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,825	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	186,717	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	185,717	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	27,380	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	27,380	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	14.28	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report.

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Capital Management of the Carolinas, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Capital Management of the Carolinas, LLC (the "Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer & Walker, LLP

February 1, 2012